                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-3

              Rule 13e-3 Transaction Statement under Section 13(e)
                     of the Securities Exchange Act of 1934


                              DAVE & BUSTER'S, INC.
                       (Name of Subject Company (Issuer))

     D&B ACQUISITION SUB, INC.                        INVESTCORP, S.A.
       D&B HOLDINGS I, INC.                         DAVE & BUSTER'S, INC.
        DAVID O. CORRIVEAU                             JAMES W. CORLEY
        WALTER S. HENRION                          WILLIAM C. HAMMETT, JR.

                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (including associated rights)
                         (Title of Class of Securities)

                                    23833N104
                      (CUSIP Number of Class of Securities)

                                   SIMON MOORE
                                    PRESIDENT
                            D&B ACQUISITION SUB, INC.
                         C/O GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            E. MICHAEL GREANEY, ESQ.
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c.    [X] A tender offer.

      d.    [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $ 146,532,792.00                             $13,481.02
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Dave & Buster's, Inc., a Missouri corporation ("Dave & Buster's"), including associated rights (the "Rights" and together with the "Common Stock" the "Shares"), at a price per Share of $12.00 in cash, less
      913,545 shares owned by stockholders who have agreed not to tender their shares.

[X] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $13,481.02          Filing Party:    D&B Acquisition  Sub, Inc.
Form or Registration No.:    Schedule TO-T       Date Filed:      June 4, 2002

      This Statement on Schedule 13E-3 is filed by D&B Acquisition Sub, Inc., a Missouri corporation ("Purchaser"), D&B Holdings I, Inc., a Delaware corporation ("Parent"), Investcorp, S.A., a Luxembourg corporation, Dave & Buster's, Inc., a Missouri Corporation ("Dave & Buster's"), and each of David O. Corriveau, James
W. Corley, Walter S. Henrion, and William C. Hammett, Jr. (collectively, the "Filing Persons"). This statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Dave & Buster's, together with any associated rights, at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated June 4, 2002, and the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

ITEMS 1 AND 2.

      Reference is made to the information set forth in the Offer to Purchase in its entirety which hereby is incorporated by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) through (c) Reference is made to the information set forth in the Offer to Purchase in its entirety which hereby is incorporated by reference.

      None of the Filing Persons, nor to their best knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEMS 4. THROUGH 12.

      Reference is made to the information set forth in the Offer to Purchase in its entirety which hereby is incorporated by reference.

ITEM 13. FINANCIAL STATEMENTS.

      (a) The audited consolidated financial statements of Dave & Buster's as of and for the fiscal years ended February 3, 2002, and February 4, 2001, are incorporated herein by reference to the Financial Statements and Supplementary Data section included as Item 8 to Dave & Buster's Annual Report on Form 10-K for the fiscal year ended February 3, 2002, filed with the Commission on April 24, 2002.

      (b) The pro forma financial statements of Dave & Buster's are not material to the Offer.

ITEMS 14 AND 15.

      Reference is made to the information set forth in the Offer to Purchase in its entirety which hereby is incorporated by reference.

ITEM 16. EXHIBITS.

      (a)(1)      Offer to Purchase, dated June 4, 2002.*

      (a)(2)      Letter of Transmittal, dated June 4, 2002.*

      (a)(3)      Notice of Guaranteed Delivery, dated June 4, 2002.*

      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 4, 2002.*

      (a)(5)      Letter to Clients, dated June 4, 2002.*

      (a)(6)      Press release issued by Dave & Buster's on May 30, 2002.*

      (a)(7)      Summary advertisement dated June 4, 2002.*

      (c)(1)      Opinion of Houlihan Lokey Howard & Zukin dated May 30, 2002.


      (d)(1) Merger Agreement, dated as of May 30, 2002, among Parent, Purchaser and Dave & Buster's.*

      (d)(2) Support and Exchange Agreement, dated as of May 30, 2002, by and among Parent, Purchaser, and each of the parties listed on Exhibit A thereto.*

      (d)(3) Form of Stockholders' Agreement to be entered into by and among Parent, Purchaser, David D. Corriveau, James W. Corley, Walter S. Henrion, William C. Hammett, Jr., and the stockholders of Parent listed on Exhibit A thereto (included as Exhibit D to the Support and Exchange Agreement filed herewith as Exhibit (d)(2)).

      (d)(4)      Guarantee of Investcorp Bank E.C., dated May 30, 2002

      (d)(5) Confidentiality Agreement, dated March 26, 2002, by and between Investcorp International Inc. and Dave & Buster's.

      (d)(6)      Term Sheet for Proposed Management Equity Arrangements.


      (f)(1) Section 351.455 of the General and Business Corporation Law of the State of Missouri (included as Schedule II of the Offer to Purchase and incorporated herein by reference).*


      Items marked with an asterisk (*) are incorporated by reference to the Schedule TO-T filed by D&B Acquisition Sub, Inc. on June 4, 2002.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: June 4, 2002

                                        D&B ACQUISITION SUB, INC.


                                        By:   /s/  Simon Moore
                                            ------------------------------------
                                            Name:  Simon Moore
                                            Title: President



                                        D&B HOLDINGS I, INC.


                                        By:   /s/  Simon Moore
                                            ------------------------------------
                                            Name:  Simon Moore
                                            Title: President



                                        INVESTCORP, S.A.


                                        By:   /s/  Gary Long
                                            ------------------------------------
                                            Name:  Gary Long
                                            Title: Secretary



                                        DAVE & BUSTER'S, INC.


                                        By:   /s/  David O. Corriveau
                                            ------------------------------------
                                            Name:  David O. Corriveau
                                            Title: President



                                              /s/  David O. Corriveau
                                        ----------------------------------------
                                        David O. Corriveau



                                              /s/  James W. Corley
                                        ----------------------------------------
                                        James W. Corley


                                       4
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                                              /s/  Walter S. Henrion
                                        ----------------------------------------
                                        Walter S. Henrion



                                              /s/  William C. Hammett, Jr.
                                        ----------------------------------------
                                        William C. Hammett, Jr.


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